SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of February 20 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                  Dresdner Kleinwort Wasserstein
                                                                   Group Limited
                                                                      PO Box 560
                                                             20 Fenchurch Street
                                                                          London
                                                                        EC3P 3DB

                                                 Telephone : +44 (0)20 7623 8000





Our ref: disclosures/0761


Company Secretary

Telent PLC
New Century Park
PO Box 53
Coventry
CV3 1HJ



17 February 2006



Dear Sirs,



Notification pursuant to s198 Companies Act 1985 ("the Act")



Following a purchase by Dresdner Kleinwort Wasserstein Securities Limited ("DrKWSL") of 6,997,500 ordinary shares of Telent PLC on 13th of February 2006, we hereby notify you that Allianz AG and subsidiaries hold a notifiable interest in 7,005,657 Telent PLC ordinary shares representing 3.27% of the total share issued capital of 214,252,628 ordinary shares. The acquired shares are registered in the name of DrKWS Nominees Limited.



Dresdner Kleinwort Wasserstein Group Limited ("DrKWG") is the holding company of DrKWSL. DrKWG is a wholly owned subsidiary of Dresdner Investments (UK) Limited ("Dresdner Investments"), a direct subsidiary of Zenon Beteiligungs GmbH ("Zenon"), a direct subsidiary of Dresdner Bank AG ('Dresdner'). Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz AG. As a result of s203(2) of the Act, Allianz AG, Allianz Finanz, Dresdner, Dresdner Investments, Zenon and DrKWG are deemed to be interested in those shares in which DrKWSL are interested.



This announcement is made by DrKWG, on behalf of Allianz AG and its subsidiaries. Should you have any questions arising from this notification please do not hesitate to contact James Wall on 020 7475 2194 or Andrew Stevens on 020 7475 5472.



Yours faithfully,

For DRESDNER KLEINWORT WASSERSTEIN GROUP LIMITED


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 20 February 2006